06005288

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 [1] AND ENDING 12/31/2005 [2]
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equilend LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street [3]
(No. and Street)

New York | New York | 10004 [4]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian P. Lamb (212) 901-2254 [5]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP [6]
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue New York, NY 10017 [7]
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian P. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AVA R. WOLFE
Notary Public, State of New York
No. 02-W05036064
Qualified in Kings County
Commission Expires November 21, 20 06

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
EquiLend, LLC

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of EquiLend, LLC (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

EquiLend LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 1,223,737
Accounts receivable	313,397
Total assets (Note 4)	$ 1,537,134
Liabilities and Member's Equity	
Liabilities	
Deferred revenue	$ 258,584
Due to Parent	116,971
Due to Affiliate	65,692
Total liabilities (Note 4)	441,247
Member's Equity	
Member's contributions	14,350,000
Accumulated deficit	(13,254,113)
Total member's equity	1,095,887
Total liabilities and member's equity	$ 1,537,134

The accompanying notes are an integral part of this statement.

1. Organization and Description of Business

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed on October 12, 2001. On June 24, 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD"), and commenced operation on June 25, 2002. EquiLend Holdings LLC ("Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliate, EquiLend Europe Limited ("Affiliate"). The Company and the Affiliate are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform. In addition, the Company collects and remits revenue on behalf of the affiliate. User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from the Affiliate for the facilitation of securities lending and borrowing transactions executed by the users of the Affiliate. Such brokerage fees are earned in the month for which services are performed for the Affiliate.

Income Tax

The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the federal and state income tax returns of the Parent. The Company and the Parent are both subject to New York City Unincorporated Business Tax ("UBT"). At December 31, 2005, the Company had a UBT net loss carryover of approximately $13 million. The net loss carryover provides for a deferred tax asset of approximately $525,000, which will be available for offset against future profits, if and when they arise. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance

against its deferred tax asset and no deferred tax asset has been reflected in the Statement of Financial Condition.

The UBT net loss carryover expires in the years 2022 to 2025.

Fair Value of Financial Instruments
SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $764,318 which was $734,902 in excess of its required net capital of $29,416. The ratio of aggregate indebtedness to net capital was 0.60 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. Related Parties

All of the Company's revenue from user fees, with the exception of $1,214,131 was earned from Members or affiliates of Members of the Parent. Deferred revenue of $250,000 represents user fees paid in advance from one member of the Parent.

Included in cash and cash equivalents is $908,606 invested in a Money Market Fund and $315,131 in a bank account with an affiliate of a Member of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with its Affiliate under which the Company performs services including the facilitation of securities lending and borrowing transactions on behalf of the Affiliate. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of the Affiliate. User fees are allocated to the Affiliate when the Affiliate is designated as operating entity in the underlying user agreement between the Company, the Affiliate and the user. As at December 31, 2005, the Company owed the Affiliate $65,692 for such fees.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. The Parent also allocates certain expenses to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis.